                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934

                     Tweeter Home Entertainment Group, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   901167106
------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 1998
             ------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

CUSIP No. 901167106                                          Page 1 of 5 pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Capital Corp  51-0336667


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization  Pennsylvania


    Number of Shares             5) Sole Voting Power                    457,370
    Beneficially Owned
    By Each Reporting
    Person With                  6) Shared Voting Power                        0


                                 7) Sole Dispositive Power               457,370


                                 8) Shared Dispositive Power                   0


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person     457,370



   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                 [   ]


   11)  Percent of Class Represented by Amount in Row (9)                    7.3


   12)  Type of Reporting Person (See Instructions)                           CO

ITEM 1(a) - NAME OF ISSUER:
                         Tweeter Home Entertainment Group, Inc.


ITEM 1(b) - ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                         10 Pequot Way
                         Canton, MA 02021


ITEM 2(a) - NAME OF PERSON FILING:

PNC Capital Corp


ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

One PNC Plaza, Pittsburgh, PA 15222


ITEM 2(c) - CITIZENSHIP:

Pennsylvania


ITEM 2(d) - TITLE OF CLASS OF SECURITIES:
                    Common Stock


ITEM 2(e) - CUSIP NUMBER:
                    901167106

ITEM 3 - IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.


ITEM 4 - OWNERSHIP:

The following information is as of December 31, 1998;

(a) Amount Beneficially Owned:                               457,370 shares

(b) Percent of Class:                                                   7.3

(c) Number of shares to which such person has:
       (i) sole power to vote or to direct the vote                 457,370
      (ii) shared power to vote or to direct the vote                     0
     (iii) sole power to dispose or to direct the disposition of    457,370
      (iv) shared power to dispose or to direct the disposition of        0

ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.


ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.


ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.


ITEM 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.


ITEM 9 - NOTICE OF DISSOLUTION OF GROUP.

Not applicable.


ITEM 10 - CERTIFICATION.

Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 12, 1999
         ---------------------------------------------
         Date

         /s/ David Blair
         ---------------------------------------------
         Signature - PNC Capital Corp


         David Blair, Senior Vice President
         ---------------------------------------------
         Name/Title